Exhibit 99.1

May 5, 2026

To Our Shareholders:

This information letter relates to our special dividend that we have declared on our common shares, par value $0.001 per share (“common shares”).  The dividend will be $0.90 per share, payable to our shareholders of record at the close of business on May 4, 2026 (the “Record Date”).  The dividend is expected to be paid on June 5, 2026.

Each shareholder has the option to receive the dividend (1) entirely in cash or (2) entirely in common shares. For shareholders that wish to receive the dividend all in cash, no further action is required. Alternatively, shareholders can elect to receive the dividend all in common shares. We will pay cash in lieu of issuing any fractional shares.  As an alternative to paying the dividend in the form of cash or common shares, we reserve the right to determine, at any time up to midnight on June 4, 2026, to pay the dividend entirely in cash, notwithstanding any elections for common shares we have received and without prior notice to shareholders.

Our common shares are listed on the Nasdaq Stock Market under the symbol “TORO.” The number of shares that shareholders will receive for the non-cash component will be based on the value of our common shares, which we have determined is equal to $3.8821 per share, as determined by reference to the 20-day volume weighted average of the trading prices of our common shares on the Nasdaq Stock Market through April 21, 2026.

If you are a registered holder of our common shares and you want to make an election for payment of the dividend in common shares, complete and sign the enclosed election form and deliver it to Broadridge Corporate Issuer Solutions, LLC, the election agent for the dividend, prior to 5:00 P.M., Eastern time, on May 22, 2026.  If the election agent does not receive a valid election form from you by that time, the dividend on your shares will be paid in cash.

If you are not a registered holder of our common shares but instead hold shares through a bank, broker or other nominee and you want to make an election for payment of the dividend in common shares, please contact that bank, broker or nominee and inform them if they should make an election for common shares on your behalf.

Before determining whether to elect payment in common shares or, alternatively, to take no action and receive the dividend in cash, you are urged to carefully read the risk factors and other information about our company, its business and finances in our Annual Report on Form 20-F for the year ended December 31, 2025, as updated by our Reports on Form 6-K.  See “Where You Can Find More Information” below.

This letter contains forward-looking statements which are based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially, including statements related to the amount, timing and form of expected payment of dividends on our common shares. Those risks include the risks and uncertainties contained in our filings with the Securities and Exchange Commission (the “SEC”).  We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Unless otherwise stated or the context otherwise requires, references in this information letter to “we,” “our,” and “us” refer to Toro Corp. and its subsidiaries.

THE ELECTION

If you would like to receive the dividend entirely in the form of common shares, valued as described above, you must complete the accompanying election form. If you would like to receive the dividend in the form of cash, no further action is required.

If a properly completed election form for common shares is not received with respect to any common shares before the deadline for receipt by the election agent, the dividend on those shares will be paid in cash.

As an alternative to paying the dividend in the form of cash or common shares, we reserve the right to determine, in our sole discretion, at any time up to midnight on June 4, 2026, to pay the dividend entirely in cash, notwithstanding any elections for common shares we have received and without prior notice to shareholders.

Because we have determined that the per share value of our common shares is equal to $3.8821 per share, as determined by reference to the 20-day volume weighted average of the trading price of our common shares on the Nasdaq Stock Market through April 21, 2026 (the “Calculation Value”), for purposes of determining the number of whole shares to be issued to shareholders who elect to receive payment of their dividend in the form of common shares (while any fractional share entitlement will be paid in cash), the market value of shares received on June 5, 2026, which is the dividend payment date, may be greater or less than their Calculation Value.

Registered Shareholders

If you would like to make an election for common shares, please complete and sign the accompanying share election form and return it to the election agent in the enclosed envelope as soon as possible.  For your election to be effective, the share election form must be properly completed and received by the election agent prior to 5:00 P.M., Eastern time, on May 22, 2026.  Delivery of the share election form will be deemed made only when actually received by the election agent.  In all cases, you should allow sufficient time to ensure delivery before the deadline.  The submission of a share  election form with respect to the dividend will constitute your representation and warranty that you have full power and authority to make your election.

Elections with respect to the dividend on each specific share of our common shares may be made only by the registered holder of that share at the close of business on May 4, 2026, which is the record date for the dividend.

If you would like to receive the dividend in the form of cash, no further action is required.

Beneficial Shareholders

If your shares are held in the name of a bank, broker or other nominee, you should promptly inform the bank, broker or nominee if they should make an election for common shares on your behalf.

If you would like to receive the dividend in the form of cash, no further action is required.

General

All questions as to the validity, form, eligibility (including time of receipt) and acceptance by us of any dividend election form will be resolved by us, in our sole discretion, and our determination as to the resolution of any such questions shall be final and binding on all parties.  We reserve the absolute right to reject, in our sole discretion, any and all election forms determined by us not to be in proper form, not timely received, ineligible or otherwise invalid, or if acceptance may, in the opinion of our counsel, be unlawful.  We also reserve the absolute right to waive any defect or irregularity in the election form submitted by any particular shareholder, whether or not we choose to waive any similar defects or irregularities in the case of other shareholders.  No election will be deemed to have been validly made until all defects and irregularities have been cured to our satisfaction or waived.  Neither we nor the election agent nor any other person will be under any duty to give notification of any defects or irregularities in election forms or incur any liability for failure to give any such notification.  Our interpretation of the terms and conditions of the dividend and the terms and conditions of shareholder elections will be final and binding.

All common shares issued to shareholders who elect to receive payment of the dividend in the form of common shares, will be issued only in book-entry form.  This means that we will not issue any certificates representing our common shares issued in payment of the dividend.  On or about May 5, 2026, Broadridge Corporate Issuer Solutions, LLC, our transfer agent, will issue and mail to each of our shareholders that receives our common shares in the dividend, a statement listing the number of shares credited to that shareholder’s book-entry account and a payment check or direct deposit for any cash in lieu of fractional shares to which such shareholder may be entitled  in the dividend. For shareholders that receive cash in the dividend, our transfer agent will mail a payment check or direct deposit the amount of the cash dividend the shareholder is entitled to receive.

For shareholders who hold our common shares through a bank, broker or other nominee, our common shares and cash to which such shareholder is entitled in the dividend, will be delivered by our transfer agent to the Depository Trust Company (DTC), which will then allocate our common shares and cash, as applicable, to that shareholder’s bank, broker or nominee.  The bank, broker or nominee will then allocate the shares and cash to such shareholder’s individual account.  All cash payments to which a shareholder is entitled in the dividend will be rounded to the nearest penny.  Neither we, nor the election agent nor the transfer agent will have any responsibility or liability for the distribution, interpretation or administration of any instruction forms distributed by banks, brokers or other nominees, or for any allocations made by these banks, brokers or other nominees to the accounts of shareholders who hold our common shares through these intermediaries.

Completed election forms must be delivered to our election agent, Broadridge Corporate Issuer Solutions, LLC, prior to 5:00 P.M., Eastern time, on May 22, 2026, in the enclosed, self-addressed envelope.  Please see below for the addresses to use to send the election form by overnight courier/hand delivery, or USPS:

By Overnight Courier or Hand Delivery:
Broadridge, Inc.
51 Mercedes Way
Edgewood, NY 11717
Attn: BCIS IWS

By USPS Service:
Broadridge, Inc.
P.O. Box 1317
Brentwood, NY 11717-0718
Attn: BCIS Re-Organization Dept.

If you are a registered shareholder and need additional information about completing the election form or other matters relating to the dividend, please contact the election agent at (888) 789-8409.

If your shares are held through a bank, broker or other nominee, please contact that bank, broker or nominee if you have any questions or need additional information about the dividend or to inform them if they should make an election for common shares on your behalf.

CERTAIN UNITED STATES FEDERAL INCOME TAXATION CONSIDERATIONS

The following summary of certain U.S. federal income tax considerations regarding the dividend is based on current law, is for general information only and is not tax advice.  This discussion does not purport to deal with all aspects of taxation that may be relevant to particular holders of our common shares in light of their personal investment or tax circumstances.

Certain U.S. Federal Income Tax Consequences of the Dividend

The tax consequences of the dividend will depend on a shareholder’s particular tax circumstances.  Holders of our common shares are urged to consult their tax advisors regarding the specific U.S. federal, state and local, and foreign income and other tax consequences of the dividend.

Each shareholder of record at the close of business on May 4, 2026, will receive in the dividend, expected to be paid on June 5, 2026, cash or our common shares, at such shareholder’s election, subject to our right to pay the dividend entirely in cash notwithstanding any such election.

Taxation of U.S. Shareholders

When we refer to a U.S. shareholder, we mean a beneficial owner of a common share that is, for U.S. federal income tax purposes:

(1)          a citizen or resident (as defined in Code Section 7701(b)) of the United States;

(2)          a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

(3)          any estate the income of which is subject to U.S. federal income taxation regardless of its source; and

(4)          a trust if (i) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) the trust has a valid election in effect under applicable Treasury Regulations to be treated as a United States person.

A non-U.S. shareholder is any individual, corporation (or other entity treated as such), estate or trust that is not a U.S. shareholder.

If a partnership or an entity treated as a partnership for U.S. federal income tax purposes holds our common shares, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. If you are a partner in a partnership holding our common shares, you should consult your own tax advisor regarding the consequences of the receipt of the distribution by the partnership.

Each U.S. shareholder must include the sum of the value of our common shares and the amount of cash, if any, received pursuant to the dividend in its gross income as dividend income to the extent that the dividend is made out of our current and accumulated earnings and profits.  However, we do not expect to calculate earnings and profits in accordance with U.S. federal income tax principles. Accordingly, you should expect to generally treat distributions we make as dividends. A shareholder that receives our common shares pursuant to the dividend would have a tax basis in such common shares equal to the value of such common shares as of the payment date for the dividend, and the holding period in such common shares would begin on the day following the payment date for the dividend.

Because we are not a U.S. corporation, U.S. shareholders that are corporations will not be entitled to claim a dividends-received deduction with respect to the dividend.

So long as our common shares are considered readily tradable on an established securities market in the United States, we expect that we will constitute a “qualified foreign corporation” and dividends received by certain non-corporate U.S. shareholders should, subject to applicable limitations, qualify as “qualified dividend income” eligible for preferential rates.  Our common shares are listed on the Nasdaq Capital Market, and we therefore expect that dividends will be qualified dividend income.

Amounts taxable as dividends generally will be treated as income from sources outside the U.S. and will, depending on your circumstances, generally be treated as “passive category income” for purposes of computing allowable foreign tax credits for U.S. foreign tax credit purposes.

Generally, information reporting will apply to the payment of the dividend, and backup withholding at the rate of 24% may apply, unless the payee establishes an exemption from such backup withholding.  To the extent that the amount we are required to withhold with respect to a U.S. shareholder under the backup withholding rules exceeds the cash portion of the dividend payable to such shareholder, we will also withhold a portion of the common shares payable to the U.S. shareholder to the extent necessary for us to satisfy our withholding obligations.

This discussion does not purport to deal with all aspects of taxation that may be relevant to particular U.S. shareholders in light of their personal investment or tax circumstances.  U.S. shareholders are urged to consult their tax advisers regarding the specific U.S. federal, state and local, and foreign income and other tax consequences of the dividend and the acquisition, holding and disposition of our common shares.

Passive Foreign Investment Company Status

Special U.S. federal income tax rules apply to a U.S. shareholder that holds stock in a foreign corporation classified as a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes.  Based on our current assets and activities, we do not believe that we will be a PFIC for the current or subsequent taxable years. If the IRS were to find that we are or have been a PFIC for any taxable year, the tax consequences of the dividend could be different to the consequences described in this summary.  Please see the section of our Annual Report on Form 20-F for the year ended December 31, 2025 entitled “Item 10. Additional Information-E. Taxation-U.S. Federal Income Tax Considerations-Passive Foreign Investment Company Status and Significant Tax Consequences” for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. shareholders if we were treated as a PFIC.

Taxation of Non-U.S. Shareholders

For non-U.S. shareholders, subject to the discussion below concerning backup withholding, the dividend will generally not be subject to United States federal  income tax or withholding tax unless the income is effectively connected with a U.S. trade or business (and, if an applicable income tax treaty so provides, the dividends are attributable to a permanent establishment maintained by the non-U.S. shareholder in the U.S. or a “fixed base”), in which case, a non-U.S. shareholder will be subject to regular federal income tax on such dividend generally in the same manner as discussed in the section above under “- Taxation of U.S. Shareholders,” unless an applicable income tax treaty provides otherwise. In addition, if the dividend were effectively connected with a U.S. trade or business (and, if an applicable income tax treaty so provides, the dividends are attributable to a permanent establishment), earnings and profits of a corporate non-U.S. shareholder that are attributable to such dividend, as determined after allowance for certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable income tax treaty.

Subject to the discussion below concerning backup withholding, we generally will not withhold and remit to the IRS any amount of the dividend (including any portion of the dividend paid in our common shares).  A non-U.S. shareholder that receives distributions on our common shares, or sells our common shares through the U.S. office of a broker, or a non-U.S. office of a broker with specified connections to the United States, may be subject to backup withholding and related information reporting unless the non-U.S. shareholder certifies that it is a non-U.S. person, under penalties of perjury, or otherwise establishes an exemption. To the extent that the amount we are required to withhold with respect to a non-U.S. shareholder under the backup withholding rules exceeds the cash portion of the dividend payable to such shareholder, we will also withhold a portion of the common shares payable to the non-U.S. shareholder to the extent necessary for us to satisfy our withholding obligations.

This discussion does not purport to deal with all aspects of taxation that may be relevant to particular non-U.S. shareholders in light of their personal investment or tax circumstances.  Non-U.S. shareholders are urged to consult their tax advisers regarding the specific U.S. federal, state and local, and foreign income and other tax consequences of the dividend and the acquisition, holding and disposition of our common shares.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the information requirements of the Securities Exchange Act of 1934, as amended, and in accordance with its requirements we file annual and current reports, and other information with the SEC.  The SEC maintains a website that contains reports and other information regarding registrants, including us, that file such information electronically with the SEC.  The address of the SEC’s website is http://www.sec.gov.  Copies of these documents may also be available on our website at www.torocorp.com.

Any inquiries you may have with respect to the dividend, or requests for additional copies of the enclosed materials, should be directed to the information agent, at its address or telephone number set forth above.

Very truly yours,

Toro Corp.